FOR IMMEDIATE RELEASE	November 13, 2014

Micromem and American based Oil Company Execute Second Agreement

Toronto, New York, November 13, 2014: Micromem Technologies Inc. (“Micromem”) (CSE: MRM, OTCQX: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (“MAST”) is pleased to announce it has executed a Joint Product Development Agreement (the “Agreement”) for $1,800,000 USD. In addition to work already underway over the last year, the new Agreement moves this project from the development phase to the pre-production phase. This is in addition to and parallel with the originally executed agreement announced on August 2, 2013. The contracted scope of work involves application of MAST’s patented sensor platform technology and innovative use of MAST’s engineered nanoparticles in oil and gas production.

Earlier this year MAST successfully completed the contracted scope of work associated with developing the Proof of Concept nanotechnology solutions. This milestone triggers a payment of $704,000 US to Micromem in addition to $196,000 US already received.

The principal objective outlined in the Agreement would have MAST provide the client with the next phase deliverable, a pre-manufacturing solution and ready for initial field trials.

Further details on specifics of the projects, types of solutions and expected deployment are still subject to Non-Disclosure at this time.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTCQX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.
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